

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Mr. Bin Liu
Chief Financial Officer
Kingold Jewelry, Inc.
40 Wall St., 58th Floor
New York, NY 10005

>   **Re: ActiveWorlds Corp.**
>   **Form 8-K**
>   **Filed December 28, 2009**
>   **File No. 1-15819**

Dear Mr Bin:

We issued a comment to you on the above captioned filing on **January 19, 2010**. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by **June 25, 2010** to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by **June 25, 2010**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief